IRS NUMBER:                        22-3010247
                           STATE OF INCORPORATION:   New Jersey
                           FISCAL YEAR END:          1231

         FILING VALUES:
                           FORM TYPE:                                  SC 13G

         BUSINESS ADDRESS:
                           STREET 1:                         50 DIVISION STREET
                           STREET 2:                         SUITE 401
                           CITY:                             SOMERVILLE
                           STATE:                             NJ
                           ZIP:                                        08876
                           BUSINESS PHONE:                    9082187900

         FORMER COMPANY:
                   FORMER CONFORMED NAME:    HARDING, LOEVNER, MC NALLY, L.P.
                     DATE OF NAME CHANGE:    101393



                         SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                (Amendment No. _1_)

                            ALLIED CAPITAL CORPORATION
                                 (Name of Issuer)

                                  Common Stock
                         (Title of class of Securities)

                                  01903Q108
                                (Cusip Number)

      1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          Persons.     22-3010247

      2)  Check the Appropriate Box if a Member of a Group
                  (a)    _____
                  (b)    _XX_

      3)  SEC Use only.

      4)  Citizenship of Place of Organization.           State of New Jersey

         Number of Shares Beneficially Owned by Each Reporting Person With

      5)  Sole Voting Power                 556,622

      6)  Shared Voting Power                 13,455

      7)  Sole Dispositive Power             570,077

      8)  Share Dispositive Power                  0

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 570,077

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     11)  Percent of Class Represented by Amount in Row 9.                 1.1%

     12)  Type of Reporting Person.                     Investment Advisor (IA)

SCHEDULE 13G

Item 1  (a).  Name of Issuer:               Allied Capital Corporation.

Item 1 (b)    Address of Issuer's Principal Executive Offices:

Item 2  (a).  Name of Person Filing:  Harding, Loevner Management, L.P.

Item 2 (b)    Address of Principal Business Office, or if None, Residence:
              50 Division Street, Suite 401, Somerville, New Jersey 08876

Item 2 (c)   Citizenship:  New Jersey

Item 2 (d)   Title of Class of Securities:  Common Stock

Item 2 (e)   CUSIP No.: 01903Q108

Item 3 If this statement is filed pursuant to Rules 13d-1 (b), or check whether the person filing is a:

          (e)    [xx]    Investment Adviser registered under section 203 of
                         Investment Advisers Act of 1940



Item 4 Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 570,077 shares of common stock representing 1.1% of the total outstanding shares of 52,047,318. Sole voting and dispositive power.

Item 5       Ownership of Five Percent (5%) or Less of a Class. [ N/A]

Item 6       Ownership of more than Five Percent (5%) on behalf of another [N/A]

Item 7 Identification and classification of the Subsidiary Which the Security Being Reported on by the Parent Holding Company [N/A]

Item 8       Identification and Classification of member of the Group. [N/A]

Item 9       Notice of Dissolution of Group.  [N/A]

Item 10      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998

/s/ David R. Loevner
David R. Loevner, President
Harding, Loevner Management, L.P.










                    Harding, Loevner Management, L.P.
                        SECURITY CROSS-REFERENCE
                             January 2, 1998



Security:  ALLC (Allied Capital)
Price:       $21.250



Portfolio/Code         Name                            Quantity      Total Cost       Market Value        Unrealized Gain/Loss
1000-2                 HLF Multi Asset Global          5902          80874            125417              44543
10000-1                American   Museum  of  Natural  52985         780808           1125931             345123
                       History
1020-2                 Betsy   Goodman   Abell   1984  11437         151149           243036              91887
                       Grantor-Trust Global
1020-9                 G.  Hughes   Abell  and  Betsy  10597         154964           225186              70222
                       Goodman Abell
12012-1                Harbor  Branch   Oceanographic  13455         173410           285919              112509
                       Institution, Inc.
1310-1                 Marujupu Investments Ltd.       46678         652381           991907              339527
1521-1                 University      of      Oregon  18636         239925           396015              156090
                       Foundation
1610-1                 William Paley                   14434         212133           306722              94590
16500-3                The   Norman   Porter   Living  3526          38588            74927               36340
                       trust Dated 4/29/96
1810-1                 Randolph Foundation-Managed     13455         146211           285919              139707
18500-1                Robert F. Rothschild            2690          34792            57162               22370
1900-3                 Lucille   E.   Stephens,   IRA  2690          29955            57162               27207
                       Rollover
1900-4                 Woodford  C.   Stephens,   IRA  2690          29955            57162               27207
                       Rollover
2000-2                 TIFF   Muti-Asset   Fund  (HLM  70646         1052139          1501227             449088
                       Global)
2121-1                 Bata   Retirement   Plan   for  23286         302968           494827              191860
                       International Employees
2121-2                 Breezy Sea Limited              2993          39165            63601               24436
30000-1                The     Chemical      Heritage  40033         550584           850701              300117
                       Foundation, Inc.
5311-1                 Ernest   Christian   Klipstein  5213          72100            110776              38676
                       Foundation
5311-2                 David H.  Klipstein  Article 7  15306         221565           325252              103688
                       Trust
6800-14                Brady Foundation                6727          73616            142949              69332
6800-2                 u/w/o  G.B.  Fowler  f/b/o  A/  2690          36624            57162               20539
                       Fowler (A) Trust
6800-28                Jason  A.   Gregg   Ch.   Rem.  4231          58533            89909               31376
                       Unitrust
6800-29                Simon  N.   Gregg   Ch.   Rem.  4231          58533            89909               31376
                       Unitrust
6800-35                James C. Brady Keogh Plan       1849          26052            39291               13239
6800-39                Jennifer  Johnson  1944  Trust  60553         890869           1286751             395882
                       Equity Section
6800-5                 Elizabeth F. Houghton, Grantor  2820          38097            59925               21828
7600-1                 HLF Global Equity Portfolio     118080        1734247          2509200             774953
8000-3                 Robert  Randolph  Richardson C  4709          58141            100066              41925
                       Trust
80000-1                Harding,     Loevner    Global  3414          52122            72547               20425
                       Equity Fund (Bermuda), Ltd.
19300-1                Scotia McLeod-Pinnacle          4121          78559            87571               9012
                       Program-Global Equity
                       Fund
                                                       570077        8069060          12114136            4045076

